SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                       X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     ----- THE SECURITIES EXCHANGE ACT OF 1934
                           [FEE REQUIRED]


                   For the fiscal year ended December 31, 2000


                                       OR

                     ----- TRANSITION REPORT PURSUANT TO SECTION 15(d)
                           OF THE SECURITIES EXCHANGE ACT OF 1934 [NO
                           FEE REQUIRED]

                 For the transition period from ______ to ______


                        Commission File Number 001-09378

                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                              ServiceMaster Company
                              One ServiceMaster Way
                          Downers Grove, Illinois 60515

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN



                    /S/ Eric R. Zarnikow
         By:      -----------------------------------
                           E.R. Zarnikow
                  Senior Vice President and Treasurer

                    /s/ Deb A. O'Connor
         By:      ----------------------------------
                           D.A. O'Connor
                  Senior Vice President and Controller

                   /s/ Rita V. Figi
         By:      ----------------------------------
                           R.V. Figi
                  Director of Benefits

Date:  March 27, 2001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
ServiceMaster Employee Share Purchase Plan:

We have audited the accompanying statements of net assets of the ServiceMaster Employee Share Purchase Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2000 and 1999 and the changes in net assets for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Chicago, Illinois
March 27, 2001

                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                            STATEMENTS OF NET ASSETS

                                            AS OF DECEMBER 31,
                                        --------------------------

                                          2000              1999
                                        ---------        ---------

ASSETS:

     Cash                             $    22,271      $   116,430
     Due from ServiceMaster               774,164          680,039
                                      -----------      -----------

NET ASSETS AVAILABLE                  $   796,435      $   796,469
                                      ===========      ===========




















                 The accompanying Notes to Financial Statements
                    are an integral part of these statements.

                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS



                                                               YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------------------

                                                    2000                1999                  1998
                                               ---------------    ----------------      ----------------

TOTAL PLAN ASSETS AVAILABLE,
     BEGINNING OF PERIOD                       $       796,469    $        736,249      $        755,077
                                               ---------------    ----------------      ----------------

Additions:
     Participant contributions - Note 3              8,639,852           8,852,554             8,311,040
     ServiceMaster Company contributions             1,295,978           1,327,883             1,246,656
                                               ---------------    ----------------      ----------------

         Total Additions                             9,935,830          10,180,437             9,557,696
                                               ---------------    ----------------      ----------------


Deductions - Shares issued to participants           9,935,864          10,120,217             9,576,524
                                               ---------------    ----------------      ----------------


TOTAL PLAN ASSETS AVAILABLE,
     END OF PERIOD                             $       796,435    $        796,469      $        736,249
                                               ===============    ================      ================













                 The accompanying Notes to Financial Statements
                    are an integral part of these statements.

                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   THE PLAN

     The ServiceMaster Employee Share Purchase Plan (the "Plan") was created to give eligible employees, wishing to do so, a convenient means of purchasing The ServiceMaster Company shares through payroll deductions and cash contributions, supplemented by contributions made by The ServiceMaster Company ("ServiceMaster"). Employees of ServiceMaster or any subsidiary or affiliate which has adopted the Plan on behalf of its employees who regularly work nine months or more during the year, who have an average work week of 32 hours or more during the period worked and who have attained age 18 are eligible to participate in the Plan on the first business day of the calendar quarter coinciding with or subsequent to the first anniversary of their employment. As of December 31, 2000, approximately 9,000 employees were participating in the Plan.

     Details relating to shares issued by the Plan (reflecting all share splits) from inception (July 1, 1972) through December 31, 2000, are as follows:



                                                    Number
                                                   OF SHARES        TOTAL COST
                                               ---------------   ---------------

     Issued during the year ended
        December 31, 2000 to participants            970,462       $   9,935,864
     Issued from inception through
        December 31, 1999                         30,765,350          97,470,087
                                               -------------       -------------

     Total issued from inception through
        December 31, 2000                         31,735,812       $ 107,405,951
                                               =============       =============




2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) The transactions of the Plan are accounted for on the accrual basis of accounting.

b)       Expenses incurred by the Plan are paid by ServiceMaster.

c) The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.   CONTRIBUTIONS

      The amounts contributed by the participants and ServiceMaster during 2000, 1999, and 1998 were as follows:

                                       2000                                  1999                              1998
                                  CONTRIBUTED BY                        CONTRIBUTED BY                    CONTRIBUTED BY
                            -----------------------------         --------------------------        ---------------------------
                             PARTICIPANTS   SERVICEMASTER         PARTICIPANTS  SERVICEMASTER        PARTICIPANTS  SERVICEMASTER
                            -------------   -------------         ------------  -------------       -------------  -------------
   Participant contributions
    and ServiceMaster
    required contributions
    for the year            $   8,639,852 $    37,500             $  8,852,554  $     37,500         $  8,311,040  $    37,500

   ServiceMaster additional
    contributions                    -      1,258,478                    -         1,290,383               -         1,209,156
                            ------------- -----------              ------------  ------------          ------------ -----------

     Total contributions    $   8,639,852 $ 1,295,978             $  8,852,554  $  1,327,883         $  8,311,040  $ 1,246,656
                            ============= ===========             ============  ============         ============  ===========


     Participant contributions and required ServiceMaster contributions are accounted for on the accrual basis. The ServiceMaster contribution to the Plan is equal to the lesser of 15% of total participant contributions or $37,500. ServiceMaster may elect to make additional contributions to the Plan as it deems appropriate. Participants may contribute a maximum of 10% of their prior year compensation as defined in the Plan agreement.

     The Board of Directors of ServiceMaster approved additional contributions which, together with the required ServiceMaster contributions previously made, were equivalent to a 15% matching of the participant contributions made during 2000, 1999, and 1998, for participants as of each year end.

4.   FEDERAL INCOME TAXES

     TAX STATUS OF THE PLAN - The Plan's trust does not qualify for tax exempt status under Section 501 of the Internal Revenue Code. However, the Plan incurs no tax liability since all Plan income is distributed to the participants.

     TAX STATUS OF EACH PARTICIPANT - Since the Plan does not qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code (the "Code") or as a "stock bonus plan" under Section 401 of the Code, the participant realizes income equal to his share of the ServiceMaster contributions and cash distributions on shares issued to the participant during the calendar year.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report, dated March 27, 2001, appearing in the ServiceMaster Employee Share Purchase Plan Annual Report on Form 11-K for the year ended December 31, 2000, to the Company's previously filed Registration Statement Number 2-75851 on Form S-8.

ARTHUR ANDERSEN LLP

Chicago, Illinois
March 27, 2001